

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 2, 2010

Randall Gausman
Chief Financial Officer
RAE Systems, Inc.
3775 North First Street
San Jose, CA 95134

> **Re: RAE Systems, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 1-31783**

Dear Mr. Gausman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief